Sun Life

Sun Life completes sale of its UK business
Sun Life begins long-term strategic partnership with UK's largest long-term savings and retirement business

TORONTO, ON, LONDON, UK – (April 3, 2023) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today it has completed the sale of SLF of Canada UK Limited ("Sun Life UK") to Phoenix Group Holdings plc ("Phoenix Group") (LSE: PHNX). Headquartered in London, Phoenix Group is the UK's largest long-term savings and retirement business with more than 12 million customers and £260 billion of assets under administration.

This transaction will see Sun Life UK's life and pension policies and annuity blocks for UK Clients move to Phoenix Group. Sun Life UK has been closed to new sales and has been operating as a run-off business in the life and pension policies segment since 2001. Sun Life will retain its economic interest in UK's payout annuities business.

As part of the sale, Sun Life will begin a long-term partnership to become a strategic asset management partner to Phoenix Group. Sun Life's asset management companies, MFS and SLC Management, will continue to manage approximately C$8 billion of Sun Life UK's general account.

Phoenix Group has set a goal to invest approximately US$25 billion in North American public and private fixed income and alternative investments over the next five years. MFS and SLC Management will be material partners to Phoenix Group in achieving this goal.

Click here to see the original announcement from Sun Life and Phoenix Group.

Click here for slides related to this announcement, which are also available at **www.sunlife.com**.

Note to editors: All figures in Canadian dollars unless otherwise stated.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2022, Sun Life had total assets under management of $1.33 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About Phoenix Group
Phoenix Group is the UK's largest long-term savings and retirement business with £259 billion of assets under administration.

As life expectancy continues to increase and the pension landscape continues to shift, we offer our 12 million customers a broad range of pensions, savings and life insurance products across our consumer brands which include Standard Life, SunLife, Phoenix Life and ReAssure. Our vision is to help even more people on their journey to and through retirement, providing the right support at the right time.

We are a growing and sustainable business united by a common purpose – helping people secure a life of possibilities. This drives everything we do and means taking responsible and sustainable investment decisions, and using our presence and voice to drive forward change for the better, for our customers, our colleagues, and our wider community.

A FTSE 100 company, we also feature in the FTSE100 ESG Select Index series and we are playing an active role in helping to invest in a sustainable future. As part of this, we have committed to our operations being <u>net zero carbon</u> by 2025 and for our investment portfolios we have set an interim target of a 50% reduction in the carbon emission intensity of c£250bn by 2030, as we progress towards our portfolios being net zero carbon by 2050 or sooner.

We have been recognised as a leading employer for many years. We are accredited as a Living Wage Employer, Living Pension Employer and as a Carer Positive Exemplary Employer for offering the best support to colleagues who are carers.

Linkedin: PhoenixGroup-UK   **Twitter:** @PhoenixGroupUK

Forward-looking Statements
From time to time, Sun Life makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this release include, without limitation, statements (i) relating to our long-term partnership to become a strategic asset management partner to Phoenix Group, (ii) that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) that include words such as "intends", "expect", "will", and similar expressions.

These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. The forward-looking statements in this news release do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

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Sun Life Media Relations Contact:
Rajani Kamath
Associate Vice-President
Corporate Communications
T: 647-515-7514
rajani.kamath@sunlife.com

Sun Life Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T: 416-979-6496
yaniv.bitton@sunlife.com